NEWS RELEASE

STRATASYS RELEASES SECOND QUARTER 2017 FINANCIAL RESULTS

Company reports $170.0 million in revenue

GAAP net loss of $6.0 million, or ($0.11) per diluted share, and non-GAAP net income of
$9.2 million, or $0.17 per diluted share.

Generated $10.9 million of cash from operations during the quarter

Minneapolis & Rehovot, Israel, August 9, 2017 — Stratasys Ltd. (Nasdaq: SSYS), a global leader in applied additive technology solutions, announced financial results for the second quarter of 2017.

Q2-2017 Financial Results Summary:

Revenue for the second quarter of 2017 was $170.0 million, compared to $172.1 million for the same period last year.

●	GAAP gross margin was 49.1% for the quarter, compared to a GAAP gross margin of 46.2% for the same period last year, and 47.1% in the prior quarter.
●	Non-GAAP gross margin was 53.0% for the quarter, compared to 55.9% for the same period last year, and 51.2% in the prior quarter.
●	GAAP operating loss for the quarter was $5.0 million, compared to a loss of $17.1 million for the same period last year.
●	Non-GAAP operating income for the quarter was $11.1 million, compared to $10.2 million for the same period last year.
●	GAAP net loss for the quarter was $6.0 million, or ($0.11) per diluted share, compared to a loss of $18.5 million, or ($0.36) per diluted share, for the same period last year.
●	Non-GAAP net income for the quarter was $9.2 million, or $0.17 per diluted share, compared to Non-GAAP net income of $6.2 million, or $0.12 per diluted share, reported for the same period last year.
●	The Company generated $10.9 million in cash from operations during the second quarter and ended the period with $305.3 million in cash and cash equivalents.
●	Net R&D expenses for the quarter amounted to $23.3 million, representing 13.7% of net sales.

“We continue to allocate resources towards deepening customer engagement within our key vertical markets, and we are pleased with our progress in developing higher quality revenue opportunities.” said Ilan Levin, Chief Executive Officer of Stratasys. “In addition to these vertical market initiatives, we are pleased with the market reception of our new F123 Series, launched in February of 2017, which has resulted in orders of over 1,000 units to date, and has generated significant interest for rapid prototyping applications among professional users.”

Recent Business Highlights:

●

Announced new solution at the Paris Airshow for producing certifiable aircraft interior parts which leverages a qualification program underway with the FAA, National Institute of Aviation Research, and America Makes. The Fortus 900mc Aircraft Interiors Certification Solution consists of ULTEM 9085 thermoplastic, a new edition of the Fortus 900mc Production 3D Printer with specialized hardware and software designed to deliver highly repeatable mechanical properties appropriate for aircraft interior part applications, and the qualification processes and data to ease the certification process.

○

Showcased focus on the aerospace market with announcements of Fortus 900mc Aircraft Interiors Certification Solution adoption by leading parts supplier Western Tool & Mold to produce certifiable aircraft cabin components, as well as collaborations to leverage Stratasys 3D printing solutions to accelerate development and production of next-generation aircraft with Boom Supersonic and Eviation Aircraft.

○

Stratasys Direct Manufacturing chosen by Airbus to produce 3D printed polymer parts for use on A350 XWB aircraft, including non-structural parts such as brackets, and other parts used for system installation.

●

Strengthened MakerBot’s leadership in 3D printing for the education segment with the announcement of My MakerBot, a Chromebook-compatible in-browser platform for managing networked 3D printers and connecting to Thingiverse, integration between My MakerBot and Autodesk Tinkercad, and the new MakerBot Educators Guidebook, the definitive how-to resource on 3D printing in the classroom.

“We have made significant progress in developing solutions that target high-value applications within our targeted markets, and we continue to focus on aligning our resources around this long term strategy,” continued Levin. “We believe this strategy will allow us to help grow the adoption of our products and services over time.”

Financial Guidance:

Stratasys today reiterated previously provided guidance for 2017. The Company’s guidance for projected revenue and net income (loss) for the fiscal year ending December 31, 2017 is as follows:

●	Revenue guidance of $645 to $680 million.
●	GAAP net loss guidance of $53 to $39 million, or ($1.00) to ($0.73) per diluted share.
●	Non-GAAP net income guidance of $10 to $20 million, or $0.19 to $0.37 per diluted share.

Stratasys provided the following additional guidance regarding the Company’s projected performance and strategic plans for 2017:

●	Non-GAAP operating margin guidance of 3% to 5%.
●	Capital expenditures guidance of $40 to $50 million.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income will be the best measure of performance.

Non-GAAP earnings guidance for 2017 excludes $34 million of projected amortization of intangible assets; $18 to $20 million of share-based compensation expense; $2 to $3 million in merger and acquisition related expense; and $8 to $10 million in reorganization and other related costs; and includes $3 to $4 million in tax expenses related to non-GAAP adjustments.

Stratasys Ltd. Q2 2017 Conference Call Details

The Company plans to hold the conference call to discuss its second quarter financial results on Wednesday, August 9, 2017 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the "Investors" tab; or directly at the following web address: http://edge.media-server.com/m/p/6iz9y7m8.

To participate by telephone, the domestic dial-in number is (866) 394-5776 and the international dial-in is (409) 350-3596. The access code is 48312906.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys Web site or by accessing the provided web address.

Stratasys (NASDAQ: SSYS) is a global leader in applied additive technology solutions for industries including Aerospace, Automotive, Healthcare, Consumer Products and Education. For nearly 30 years, a deep and ongoing focus on customers’ business requirements has fueled purposeful innovations—1,200 granted and pending additive technology patents to date—that create new value across product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Stratasys 3D printing ecosystem of solutions and expertise—advanced materials; software with voxel level control; precise, repeatable and reliable FDM and PolyJet 3D printers; application-based expert services; on-demand parts and industry-defining partnerships—works to ensure seamless integration into each customer’s evolving workflow. Fulfilling the real-world potential of additive, Stratasys delivers breakthrough industry-specific applications that accelerate business processes, optimize value chains and drive business performance improvements for thousands of future-ready leaders around the world.
Corporate Headquarters: Minneapolis, Minnesota and Rehovot, Israel.
Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys and Fortus are registered trademarks and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: potential declines in the prices of our products and services, or volume of our sales, due to decreased demand in the 3D printing market; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, or in political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2016 Annual Report on Form 20-F, filed with the SEC on March 9, 2017, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Report on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and six months ended, June 30, 2017, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, (ii) Stratasys’ 2016 Annual Report, and (iii) Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands, except share data)
	June 30,	December 31,
	2017	2016
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$305,345	$280,328
Accounts receivable, net	120,342	120,411
Inventories	116,486	117,521
Net investment in sales-type leases	9,921	11,717
Prepaid expenses	6,701	7,571
Other current assets	17,557	15,491

Total current assets	576,352	553,039

Non-current assets
Net investment in sales-type leases - long term	7,406	12,126
Property, plant and equipment, net	207,689	208,415
Goodwill	386,513	385,629
Other intangible assets, net	160,926	177,458
Other non-current assets	32,335	29,382

Total non-current assets	794,869	813,010

Total assets	$1,371,221	$1,366,049

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$46,087	$40,933
Current portion of long term-debt	3,714	3,714
Accrued expenses and other current liabilities	28,910	32,207
Accrued compensation and related benefits	39,744	34,186
Obligations in connection with acquisitions	4,932	3,619
Deferred revenues	50,464	49,952

Total current liabilities	173,851	164,611

Non-current liabilities
Long-term debt	20,429	22,286
Deferred tax liabilities	4,197	5,952
Deferred revenues - long-term	14,087	12,922
Other non-current liabilities	25,984	22,251

Total non-current liabilities	64,697	63,411

Total liabilities	238,548	228,022

Redeemable non-controlling interests	1,811	2,029

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 52,854 thousands shares and 52,639 thousands shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively	142	142
Additional paid-in capital	2,644,579	2,633,129
Accumulated other comprehensive loss	(10,143)	(13,479)
Accumulated deficit	(1,503,769)	(1,483,925)
Equity attributable to Stratasys Ltd.	1,130,809	1,135,867
Non-controlling interest	53	131

Total equity	1,130,862	1,135,998

Total liabilities and equity	$1,371,221	$1,366,049

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$121,021	$123,758	$236,108	$242,392
Services	48,969	48,315	97,044	97,587
	169,990	172,073	333,152	339,979

Cost of sales
Products	54,723	61,413	109,203	118,351
Services	31,875	31,128	63,677	60,927
	86,598	92,541	172,880	179,278

Gross profit	83,392	79,532	160,272	160,701

Operating expenses
Research and development, net	23,251	24,366	47,885	49,481
Selling, general and administrative	64,569	72,884	128,748	149,271
Change in the fair value of obligations in connection with acquisitions	617	(587)	1,313	140
	88,437	96,663	177,946	198,892

Operating loss	(5,045)	(17,131)	(17,674)	(38,191)

Financial income, net	429	932	685	1,112

Loss before income taxes	(4,616)	(16,199)	(16,989)	(37,079)

Income taxe expenses	1,308	2,454	2,634	4,745

Share in losses of associated company	(229)	-	(517)	-

Net loss	(6,153)	(18,653)	(20,140)	(41,824)

Net loss attributable to non-controlling interest	(166)	(163)	(296)	(193)

Net loss attributable to Stratasys Ltd.	$(5,987)	$(18,490)	$(19,844)	$(41,631)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.11)	$(0.35)	$(0.38)	$(0.80)
Diluted	(0.11)	(0.36)	(0.38)	(0.80)

Basic	52,778	52,169	52,733	52,133
Diluted	52,778	52,496	52,733	52,133

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Three Months Ended June 30,

		2017	Non-GAAP	2017	2016	Non-GAAP	2016
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$83,392	$6,784	$90,176	$79,532	$16,715	$96,247
	Operating income (loss) (1,2)	(5,045)	16,117	11,072	(17,131)	27,332	10,201
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(5,987)	15,165	9,178	(18,490)	24,728	6,238
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.11)	$0.28	$0.17	$(0.36)	$0.48	$0.12

(1)	Acquired intangible assets amortization expense		5,688			10,510
	Impairment charges of other intangible assets		-			1,779
	Non-cash stock-based compensation expense		799			729
	Reorganization and other related costs		137			3,543
	Merger and acquisition and other expense		160			154
			6,784			16,715

(2)	Acquired intangible assets amortization expense		2,588			3,621
	Non-cash stock-based compensation expense		4,532			4,750
	Change in fair value of obligations in connection with acquisitions		617			(587)
	Reorganization and other related costs		598			956
	Merger and acquisition and other expense		998			1,877
			9,333			10,617
			16,117			27,332

(3)	Corresponding tax effect		(1,150)			(2,604)
	Amortization expense of associated company		198			-
			$15,165			$24,728

(4)	Weighted average number of ordinary shares outstanding- Diluted	52,778		53,473	52,496		53,238

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Six Months Ended June 30,

		2017	Non-GAAP	2017	2016	Non-GAAP	2016
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$160,272	$13,398	$173,670	$160,701	$27,993	$188,694
	Operating income (loss) (1,2)	(17,674)	32,775	15,101	(38,191)	52,345	14,154
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(19,844)	31,430	11,586	(41,631)	48,465	6,834
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.38)	$0.60	$0.22	$(0.80)	$0.93	$0.13

(1)	Acquired intangible assets amortization expense		11,393			20,924
	Impairment charges of other intangible assets		-			1,779
	Non-cash stock-based compensation expense		1,442			1,452
	Reorganization and other related costs		231			3,321
	Merger and acquisition and other expense		332			517
			13,398			27,993

(2)	Acquired intangible assets amortization expense		5,132			7,382
	Non-cash stock-based compensation expense		7,793			9,650
	Change in fair value of obligations in connection with acquisitions		1,313			140
	Reorganization and other related costs		2,284			1,461
	Merger and acquisition and other expense		2,855			5,719
			19,377			24,352
			32,775			52,345

(3)	Corresponding tax effect		(1,735)			(3,880)
	Amortization expense of associated company		390			-
			$31,430			$48,465

(4)	Weighted average number of ordinary shares outstanding- Diluted	52,733		53,406	52,133		53,201

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2017

(in millions, except per share data)
GAAP net loss	($53) to ($39)

Adjustments
Stock-based compensation expense	$18 to $20
Intangible assets amortization expense	$34
Merger and acquisition related expense	$2 to $3
Reorganization and other related costs	$8-$10
Tax expense related to Non-GAAP adjustments	($3) to ($4)

Non-GAAP net income	$10 to $20

GAAP loss per share	($1.00) to ($0.73)

Non-GAAP diluted earnings per share	$0.19 to $0.37